Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing relates to the proposed transactions pursuant to the terms of the Agreement and
Plan of Merger, dated as of February 6, 2007, by and among Aquila, Inc., Great Plains
Energy Incorporated, Gregory Acquisition Corp. and Black Hills Corporation.

GREAT PLAINS ENERGY

Aquila
Providing Energy
For Better Living

Black Hills Corporation

  Great Plains Energy/Aquila                 Black Hills/Aquila
Two Strategic Transactions Provide
- Reliable Service to Customers
- Enhanced Shareholder Value
Mike Chesser, Chairman & CEO, Great Plains Energy

Rick Green, Chairman, President & CEO, Aquila, Inc.

David Emery, Chairman, President & CEO, Black Hills Corporation
February 7, 2007

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made.  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy,
Aquila, Inc. and Black Hills Corporation are providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information.  These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy and Black Hills Corporation
successfully integrating the acquired Aquila, Inc. businesses into their respective operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected;
the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the actual resulting credit ratings of the companies or their respective subsidiaries; the effects on the businesses of the companies resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on the companies; and other economic, business, and/or competitive factors.
Additional factors that may affect the future results of Great Plains Energy, Aquila, Inc. and Black Hills
Corporation are set forth in their most recent quarterly report on Form 10-Q or annual report on Form
10-K with the Securities and Exchange Commission ("SEC"), which are available at
www.greatplainsenergy.com, www.aquila.com and www.blackhillscorp.com, respectively. Great Plains
Energy, Black Hills Corporation and Aquila, Inc. undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Safe Harbor Language

Additional Information and Where to Find It
In connection with the acquisition of Aquila, Inc. by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila, Inc. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA, INC.
ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT
MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT GREAT PLAINS ENERGY AND AQUILA THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc. with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents
(when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains
Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila, Inc. by contacting Aquila, Inc., 20 West Ninth Street,
Kansas City, MO 64105, Attn: Investor Relations.
Participants in Proxy Solicitation
Great Plains Energy, Aquila, Inc. and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 8, 2006, and the proxy statement for Great Plains Energy’s 2006 Annual Meeting of
Stockholders, which was filed with the SEC on March 20, 2006. Information regarding Aquila’s directors and executive officers and their ownership of Aquila, Inc. common stock is set forth in Aquila’s Annual Report on Form
10-K for the year ended December 31, 2005, which was filed with the SEC on March 7, 2006 and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006.
  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of
Great Plains Energy, Aquila, Inc. and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Additional Information

**Asset Sale Transaction:**

- Black Hills Corporation will acquire Aquila's gas utility properties in CO, IA, NE and KS, and electric utility property in CO
- Asset sale consideration: $940 million in cash, subject to closing adjustments
- Black Hills to assume liabilities of the acquired utility properties
- No financing condition

**Merger Transaction:**

- Newly formed subsidiary of Great Plains Energy merges into Aquila, with Aquila surviving
- Merger consideration:
  - $1.80 + 0.0856 of a share of Great Plains Energy common stock for each share of Aquila
  - 40% in cash and 60% in stock
  - Implied value of $4.54 per share, based on Great Plains Energy closing price on Feb. 6, 2007
  - Pro forma ownership: 73% Great Plains Energy / 27% Aquila
  - Taxable transaction to Aquila shareholders

**Dividend Policy:**

- Great Plains Energy annual dividend of $1.66 per share expected to be maintained

**Great Plains Energy Governance:**

- Michael Chesser to remain Chairman and CEO
- No change to Great Plains Energy Board of Directors or senior executive team as a result of the transaction
- Corporate headquarters to remain in Kansas City, MO

**Conditions & Approvals:**

- Aquila and Great Plains Energy shareholders, FERC, HSR, and state approvals (Missouri, Kansas, Colorado, Iowa and Nebraska) and other customary conditions
- Each of the two transactions is conditioned on the completion of the other transaction
- Expected closing in approximately 1 year

Transaction Summary

**STRATEGIC INTENT:**

- Increases Shareholder Value
- Improves Total Living Environment

Operational Excellence: Tier 1
Comprehensive Energy Plan
Winning Culture
Community Political Regulatory
Strategic Energy

Focused regional acquisition and attractive strategic
growth opportunity delivers significant value to Great
Plains Energy and Aquila stakeholders
•
Solid rate base growth plan consistent with KCP&L’s balanced
Comprehensive Energy Plan
•
Adjacent utility territories provide ease of integration and significant synergy opportunity
•
Expected to be modestly dilutive in 2008 and accretive
beginning in 2009
•
Co-owners of Iatan 1 and Iatan 2
•
Attractive growth profile at Aquila’s MO utilities consistent with
Great Plains Energy’s Strategic Intent
•
Strong regulatory, community & political relationships in MO
•
Opportunity to fill Aquila’s generation needs
•
Improves credit profile with more regulated business
•
Lower anticipated rate increases for Aquila customers
•
Acquiring only Aquila’s properties that are strategic to GXP
Acquisition of Aquila
advances Great
Plains Energy’s
Strategic Intent
Great Plains Energy to acquire Aquila for cash and stock
Great Plains Energy’s
Strategic Rationale

Black Hills
Corporation
Assets & Liabilities
$940M Cash
Aquila
Colorado Gas and
Electric
Iowa Gas
Kansas Gas
Nebraska Gas
Black Hills Corporation acquires
selected Aquila assets and
liabilities for cash

Aquila retains Missouri Public
Service and St. Joseph L&P
utilities, as well as assets in
Aquila’s merchant segment
Great Plains
Energy
Shareholders
Former Aquila
Shareholders
Aquila
~73%
Ownership
~27%
Ownership
  3.  Resulting Structure
KCP&L
Great Plains
Energy
  2.  The Merger
Great Plains
Aquila
Aquila
Shareholders
Merger
Great Plains Energy
acquires Aquila for cash
and stock
Acquisition
Corp.
KCP&L
Transaction Structure
  1.  The Asset Sale

Benefits to Aquila
Shareholders and Customers
Rick Green, Chairman, President & CEO

Aquila, Inc.

Domestic Utility Divisions(1)
Aquila
MPS / SJLP
„
Missouri Public Service (“MPS”) and
St. Joseph Light & Power (“SJLP”)
„
~304,000 electric customers
„
1,733 MW owned generation (53%
coal, 24% gas, 23% oil)

Colorado Electric
„
~92,000 electric customers
„
102 MW owned generation (42%
coal, 28% gas, 29% oil)
Electric Utilities
Colorado Gas
„
~64,000 gas customers

Nebraska Gas
„
~193,000 gas customers

Iowa Gas
„
~146,000 gas customers

Kansas Gas
„
~106,000 gas customers
Gas Utilities
Crossroads Peaker
„
340 MW gas–fired peaking plant in MS
Gas / Merchant Book
„
14 gas contracts
„
~300 MMBtu/day throughput
„
Hedged
Aquila Merchant Services
Aquila Service Territory(1)

(1)Pro forma for sale of Kansas Electric.
Aquila Gas
Aquila Electric
(1) Pro forma for the sale of Kansas Electric.

Aquila Overview

•
Aquila shareholders participate in upside potential through receipt of
Great Plains Energy stock
•
Enhanced rate base investment improves long-term growth
prospects
•
Transaction anticipated to result in investment grade credit rating for Aquila debt
•
Ability to lower Aquila supply costs by leveraging KCP&L’s
generation portfolio
•
Significant synergies anticipated to result from transaction
•
Aquila shareholders benefit from Great Plains Energy’s stable and attractive dividend
•
Aquila customers expected to benefit from:
•
Improved reliability and customer service
•
Lower projected rate increases
Benefits for Aquila
Shareholders & Customers

Benefits to Black Hills Shareholders
David Emery, Chairman, President & CEO

Black Hills Corporation

The opportunity of this transaction:
•
Significant scale and scope expansion – 93,000 electric and 523,000 gas customers
•
Opportunity to benefit from economies of scale, new resources, workforce innovation, adaptability and business practices
We have the strategy, skills, experience & track record to make this deal work:
•
Strong utility operations with commitment to superior customer service, reliability, efficiency and cost control
•
Constructive regulatory relationships
•
Committed to environmental safety
•
Strong commitment to the communities we serve
The transaction is good for customers, investors and employees:
•
Customers benefit from improved economies of scale, operational efficiencies and integrated business functions
•
Investors benefit from expanded operations, enhanced cash flow and earnings, improved growth potential, lower risk profile and investment-grade credit rating
•
Employees will have increased opportunity for personal and professional growth
Lower overall business risk:
•
Expanded utility operations provide more stable cash flows
•
Stable service territories in KS, NE and IA, with high growth in CO
•
Diversifies regulatory and geographic exposure
Black Hills - Merits of Acquisition

| | |
|---|---|
| Total assets | ~$3 Billion |
| Regulated customers: | |
| Electric | 197,000 Customers |
| Gas | 556,000 Customers |
| Total regulated customers | 753,000 Customers |
| Power generation resources: | |
| Regulated, operated | 537 MW |
| Regulated, contracted | 398 MW |
| Regulated, under construction | 90 MW |
| Independent power production | 1,000 MW |
| Total generation | 2,025 MW |
| Natural gas and oil reserves | ~170 BCFE |
| Coal reserves | ~290 million tons |
| Natural gas marketing average daily physical volume | 1.4 million MMBTU |
| Regulated operations in 7 states | |
| Wholesale energy operations in 12 states | |

Rapid
City
Profile of the Combined Company
(Based on recent public information)
Black Hills Assets

Utility operations

Power generation

Gas production

Oil production

Coal mine

Energy marketing

Acquired Assets

Utilities in CO, KS,
NE and IA
Black Hills – Assets of Combination

Black Hills Corporation

| Utility | Number of Customers | Annual Energy Sales |
|---|---|---|
| Black Hills Power | 65,000 | 3.1 million MWH |
| Cheyenne Light (electric) | 39,000 | 0.9 million MWH |
| Cheyenne Light (gas) | 33,000 | 8.1 BCF |
| Subtotal, existing | 137,000 | 4.0 million MWH<br>8.1 BCF |
| Colorado Electric (■) | 93,000 | 2.0 million MWH |
| Colorado Gas (■) | 68,000 | 7.1 BCF |
| Kansas Gas (■) | 108,000 | 22.5 BCF |
| Nebraska Gas (■) | 198,000 | 18.0 BCF |
| Iowa Gas (■) | 149,000 | 27.3 BCF |
| Subtotal, new | 616,000 | 2.0 million MWH<br>74.9 BCF |
| **Total, combined** | 753,000 | 6.0 million MWH<br>83.0 BCF |

DESCRIPTION OF UTILITIES
•
Seven adjoining states in
Midwest and Rockies with
similar demographics and
business environments
Cheyenne
Light
WY

CO

NE

KS

IA

Rapid City

Black Hills Power

SD

MT

Black Hills – Utilities of Combination

A sound transaction – strategically, operationally and financially
•
Attractive, geographically diverse assets with stable or growing customer bases
•
Balanced financing strategy
•
Accretive to EPS after one year of transition costs
•
Expansion of retail utility footprint and addition of rate-base assets provides stable, predictable cash flows and earnings
•
Commitment to relationship-based regulatory processes
•
Upside potential with vertical integration of acquired electric properties
Black Hills – Recap

Great Plains Energy Transaction Details
Mike Chesser, Chairman & CEO

Great Plains Energy

Electric Service Territories
Aquila
Great Plains Energy

Adjacent Service Territories Provide
Greater Scope and Scale
Bridge Strategy Group, LLC

Kansas
Missouri
Nebraska
St. Joseph
Lee’s Summit
Lenexa
Source: SNL Financial LC

Bridge Strategy Group LLC

Post-Transaction Great Plains Energy
Service Territory

	KCP&L	KCP&L & Aquila	% change
Customers*	498,000	796,000	60%
Revenues* ($million)	1,131	1,666	47%
Rate base* ($billion)	2.3	3.4	48%
Generation capacity* (MW)	4,053	5,778	43%
Generation* (MMWh)	19.6	25.3	29%
Generation Capacity • Coal • Nuclear • Gas/Oil	55% 14% 31%	55% 9% 36%	--- (30)% 15%
Sales to retail consumers* (MMWh)	14.9	22.5	51%
Source: 2005 10K  and FERC Form 1 for KCPL, MPS, and SJLP
Key Operating Statistics

Combined Regulatory Plan
•
 2006 Aquila Rate Case Concludes May 2007
•
 2007 KCP&L Rate Cases
•
Missouri case filed on February 1, 2007
•
Kansas case to be Filed March 1, 2007
•
 2007 Merger Case
•
Merger approval

After transaction close, rate increases to Aquila’s customers are anticipated, overall, to be significantly lower vs. Aquila’s stand-alone plan.

Financial Highlights
•
Approximately $500M in total synergies over 5 yrs.; $315M net of costs to achieve
•
Transaction expected to be modestly dilutive in 2008 and accretive beginning in 2009
•
Enhanced earnings growth prospects
•
Increased ownership of low-cost coal generation: Iatan 1 and Iatan 2
•
Capital investments consistent with KCP&L’s CEP (generation, environmental, system improvement, and customer efficiency/affordability programs)
•
Great Plains Energy’s long-term equity ratio target remains approximately 55%

•
Funding mix for capital projects associated with the Aquila transaction expected to be similar to KCP&L’s CEP projects
•
$265m of Black Hills’ transaction proceeds anticipated for debt retirement
•
Strengthened balance sheet supports needed capital improvements at Aquila
•
Efficient use of Aquila’s tax benefits
•
Minimal tax on sale of assets to Black Hills
•
Remaining operating and capital loss tax benefits to be utilized in the next 5 years

Operations
24%
Supply Chain
10%
Shared Services
29%
Interest Savings
37%

38
10
16
28
38
10
24
29
38
10
25
29
38
10
25
29
36
10
29
28
2010
2011
2012

Shared
Services
Operations
Supply Chain
Interest
Estimated Synergies Average $100mm per Year

2008-2012 Estimated Synergies: $500mm

$92
$101
$102
$102
$103
Total (annual)
$143
$119
$50
$188
5-yr total
$500
Great Plains Energy
Transaction Synergies

•
Planned capital projects for Aquila are consistent with the elements of
 KCP&L’s existing CEP - designed to ensure environmentally sound generation and low-cost, reliable service for customers
•
New generation investment at Iatan 2 and environmental investment at
Iatan 1 are already underway
•
2007 –2011 estimated rate base CAGR of about 15.8%
Estimated Aquila Capital Expenditures
($ in millions)

Post-Transaction Period

Total

2007E

2008E

2009E

2010E

2011E

 '07-'11

Base Capex

$115

$167

$122

$131

$106

$640

New Generation

81

112

68

31

-

291

Environmental

80

24

0

0

-

104

Infrastructure Investment

8

17

66

95

60

245

Demand Response/Energy Efficiency

-

5

5

15

15

40

   Capex Consistent With CEP

$680

Total Capex

$284

$324

$260

$271

$181

$1,320

Aquila Estimated Ratebase

$1,068

$1,224

$1,339

$1,841

$1,918

Projected Transaction Timeline
Feb. 2007
Announce
Transaction
Q1 2007
Q2 2007
Q3 2007
Q4 07
Regulatory
Filings
Develop Integration Implementation Plan
Work To Secure Regulatory Approvals
(FERC, HSR, MO, KS, IA, NE, CO)
Regulatory Approval
Close
Transaction
File Joint Proxy Statement &
Shareholder Votes
Q1 08

STRATEGIC INTENT:
• Increases Shareholder Value
• Improves Total Living Environment
Operational Excellence: Tier 1
Comprehensive Energy Plan
Winning Culture
Community Political Regulatory
Strategic Energy

Summary
•
Acquisition of Aquila advances Great
Plains Energy’s Strategic Intent – acquiring only Aquila properties that are strategic
•
Adjacent utility territories provides
strong  synergy opportunities
•
Expect to benefit from Great Plains
Energy’s strong regulatory
relationships in MO
•
Rate base growth plan consistent with
KCP&L balanced approach
•
Lower anticipated rates for Aquila
customers
•
Accelerates benefits for Aquila
shareholders

Aquila
Providing Energy For Better Living

GREAT PLAINS ENERGY

Black Hills Corporation

 Great Plains/Aquila                     Black Hills/Aquila

February 7, 2007